Exhibit 11.2

Administrative Order No.1300-99

February 18, 2000

To	:	All Officers and Executives of the PLDT Group
From	:	President & CEO
Subject	:	BLACKOUT PERIOD/RESTRICTION ON TRADING OF SHARES

During the fifteen (15) calendar day period (except for the announcement of the 1999 Annual Results where this period will be seven (7) calendar days preceding Feb 29, 2000) immediately preceding the release or announcement of PLDT’s quarterly, half yearly or yearly financial and operating results (the "Blackout Period"), the following (each a "Participant") are enjoined from buying or selling, directly or indirectly, shares of listed and publicly traded PLDT and Piltel (and all other subsidiaries and affiliates of PLDT which may hereafter be listed and publicly traded) (the "Subject Shares"):

1.
Management Executives of PLDT which include the President, officers with the rank of Vice President up to Executive Vice President and executives with the rank of Manager up to Assistant Vice President;
2.
Executives of PLDT's subsidiaries which include the President and officers with the rank of Vice President and above;
3.
Any executive or employee of PLDT or any of its subsidiaries and affiliates who possesses unpublished price-sensitive information about PLDT and PLDT's shares and other information about PLDT and PLDT's shares which a reasonable person would consider significant in determining his course of action because of materiality, reliability, accuracy and extent of difference from information generally available previously;
4.
Associates of persons enumerated in 1 to 3 above. Associates shall mean, with respect to any of the persons enumerated in 1 to 3 above, his spouse, child(ren), parent(s), brother(s) and sister(s), any trust of which he is the sole trustee or a co-trustee or a beneficiary, and any investment fund of which he is the beneficial owner.

In the unlikely event that a Participant might be required to buy or sell the Subject Shares during the Blackout Period, such Participant must notify the President of PLDT, or in the case of the PLDT President, the Chairman of the Board of Directors of PLDT, of his/her plan subject to the following procedures:

a.
Such notice must be in writing and must specify the Subject Shares and the number thereof to be bought or sold;
b.
Such notice must be given before the Participant buys or sells any of the Subject Shares specified in the notice;
c.
The President or Chairman, as the case may be, shall issue a written and dated acknowledgement of receipt of the notice given to him by the Participant and cause the Corporate Secretary of PLDT to maintain complete records of such notice and acknowledgement;
d.
If approved, the Participant must buy or sell the Subject Shares specified in the notice within seven (7) days from the date of the acknowledgement of receipt of the notice given by the Participant;
e.
It must be emphasized that the approval of such a request will rest entirely at the discretion of the President or the Chairman, as appropriate.

The President & CEO shall recommend to the Board of Directors the appropriate sanctions in case of violation of the above restriction, without prejudice to such other legal actions, liabilities and penalties provided under the applicable laws or regulations on insider trading.

Please be guided accordingly.

/s/ Manuel V. Pangilinan
MANUEL V. PANGILINAN